Free Writing Prospectus

Dated April 21, 2017

Filed pursuant to Rule 433

Registration Statement No. 333-195495

Atlas Financial Holdings, Inc.

$25,000,000

6.625% Senior Unsecured Notes due 2022

Issuer:	Atlas Financial Holdings, Inc. (“Atlas”)

Securities Offered:	6.625% Senior Unsecured Notes Due 2022 (the “Notes”)

Principal Amount Offered:	$25,000,000

Rating*:	Egan Jones: BBB

Maturity Date:	April 26, 2022, unless previously redeemed

Trade Date:	April 21, 2017

Settlement Date:	April 26, 2017

Yield to Investors:	6.625%

Interest Rate:	6.625% per annum, from and including the Settlement Date

Interest Payment Dates:	Quarterly pay on each January 26, April 26, July 26 and October 26 through the maturity date or early redemption date. The first interest payment will be made on July 26, 2017.

Record Dates:	Each January 11, April 11, July 11 and October 11.
Day Count Convention:	30/360

Price to Public:	100% of the principal amount, plus accrued interest, if any, from the Settlement Date.

Denominations:	Atlas will issue the Senior Unsecured Notes only in denominations of $25 and integrals of $25 in excess thereof.

Use of Proceeds:	Atlas intends to use the net proceeds of this offering, together with cash on hand, for the repayment of $19.4 million in outstanding debt drawn from Atlas’ secured credit facilities (which will then be terminated), repurchases of common stock, supporting organic growth, and potential acquisitions, as well as for general corporate purposes.

Optional Redemption:	Atlas may, at its option, beginning with the interest payment date of April 26, 2020, and on any scheduled interest payment date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Notes will not be entitled to the benefit of any sinking fund. The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.

Subordination; Ranking:	The Notes will be obligations of Atlas Financial Holdings, Inc., and will rank senior in right of payment to any of Atlas’ existing and future indebtedness that is by its terms expressly subordinated or junior in right of payment of the Notes. The Notes will rank equally in right of payment to all of Atlas’ existing and future senior indebtedness, but will be effectively subordinated to any secured indebtedness to the extent of the value of the collateral securing such secured indebtedness. In addition, the Notes will be structurally subordinated to the indebtedness and other obligations of Atlas’ subsidiaries. As of December 31, 2016, Atlas had $19.4 million in outstanding debt drawn from its secured line of credit.

Events of Default; remedies:	The Notes will contain events of default, the occurrence of which may result in the acceleration of Atlas’ obligations under the notes in certain circumstances.

Certain Covenants:	The Notes will be issued under an indenture and supplemental indenture (collectively, the “Indenture”) to be dated as of the issuance date between Atlas and the Trustee. The Indenture contains covenants that, among other things, limit: (i) the ability of Atlas to merge or consolidate, or lease, sell, assign or transfer all or substantially all of its assets; (ii) the ability of Atlas to sell or otherwise dispose of the equity securities of certain of its subsidiaries; (iii) the ability of certain of Atlas’ subsidiaries to issue equity securities; (iv) the ability of Atlas to permit certain of its subsidiaries to merge or consolidate, or lease, sell, assign or transfer all or substantially all of their respective assets; and (v) the ability of Atlas and its subsidiaries to incur debt secured by equity securities of certain of its subsidiaries.

Listing:	Atlas has applied to list the notes on the Nasdaq Global Market. If the listing is approved, trading of the Notes on the Nasdaq Global Market is expected to commence within 30 days after the initial delivery of the Notes. Currently, there is no public market for the Notes.

Further Issuances:	Atlas may, from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the Notes outstanding by issuing additional Notes in the future with the same terms as the Notes, except for the issue date and offering price, and such additional Notes shall be consolidated with the Notes issued in this offering and form a single series.

Trustee:	Wilmington Trust, National Association

Governing Law:	The Indenture and the Notes will be governed by the laws of New York. The Indenture will be subject to the provisions of the Trust Indenture Act of 1939, as amended.

CUSIP/ISIN:	049323 108/US0493231080

Sole Book-Running Manager:	Sandler O’Neill + Partners, L.P.

Co-Managers:	Boenning & Scattergood, Inc. American Capital Partners, LLC

* Note: A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus supplement) on Form S-3 (File No. 333-195495) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Sandler O’Neill at (866) 805-4128.